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                                                                    Exhibit 99.1

                     [THE DIALOG CORPORATION PLC LETTERHEAD]

NEWS ANNOUNCEMENT

For Immediate Release

                    FUJITSU AND DIALOG SECURE GLOBAL INTERNET
                               TECHNOLOGY ALLIANCE

             - FUJITSU TO INTEGRATE DIALOG INFORMATION SERVICES AND
              WEB TECHNOLOGIES INTO COMPUTER SOLUTIONS WORLDWIDE -

LONDON, ENGLAND AND CARY, N.C.: JUNE 9, 1999: The Dialog Corporation plc (NASDAQ:DIAL, LSE:DLG), a leading provider of Internet-based information, technology and eCommerce solutions to the corporate market, today announced the signing of a multi-million dollar technology licensing and distribution agreement with Fujitsu Limited (TSE:6702), the global information technology and network solutions leader.

This alliance between Dialog and Fujitsu represents an unprecedented endorsement of Dialog's InfoSort software, significantly advancing the Group's strategy of establishing this technology as a global standard for information categorization.

Additionally, Fujitsu will incorporate Dialog's broad range of online services within its Information Technology solutions provided to customers worldwide.

Under the terms of the agreement, Fujitsu will deploy Dialog's InfoSort software in existing and future products and services. Fujitsu will also, through its extensive worldwide reseller network, become a marketing and distribution channel for Dialog's online professional and business information solutions.
Specifically:

~ Fujitsu will commence installing Dialog software as a standard in its hardware and network solutions.

~ Fujitsu will become, on a non-exclusive basis, a re-seller and distributor of Dialog's range of information products and technologies worldwide.

~ Fujitsu will develop Japanese versions of both Dialog's proprietary indexing and categorization technology, InfoSort, and its InfoSort-driven knowledge management solution, LiveIntranet.

~ InfoSort will be deployed as the standard internal categorization software within Fujitsu, to be used by its employees around the world.

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This partnership between a major western company and a global Japanese technology company is believed to represent one of the UK's largest-ever export orders for leading-edge software.

Fujitsu Limited is a leading provider of comprehensive information technology and network solutions for the global marketplace. Comprising over 500 group companies and affiliates worldwide -- including ICL, Amdahl and DMR Consulting Group -- the Fujitsu Group had consolidated revenues of 5.24 trillion yen ($43.3 billion) in the fiscal year ended March 31, 1999. Fujitsu employs over 188,000 people worldwide (including 55,000 systems and service experts), has operations in more than 100 countries and last year sold 3.82 million personal computers. In the Japanese market, Fujitsu is one of the largest Internet service providers, personal computer manufacturers and online service providers.

Dialog will receive multi-million dollar fees for licenses, services and technology support in addition to royalties for sales of online services and InfoSort sales (both English and Japanese language). Additional royalties associated with new products and services under development are also included in the agreement.

Dan Wagner, Dialog's Chief Executive, commented: "Fujitsu's interest in such a wide ranging alliance was ignited by our acquisition of Knight Ridder Information, which gave us a true global presence and expanded our breadth of information services a hundred fold. For the past eighteen months, we have been in negotiation with Fujitsu to conclude this landmark Agreement which endorses the support received from those investors who have shared our vision since that time.

"Fujitsu's global presence is immense, and the importance of their recognition of our information and knowledge management leadership cannot be overstated. The fact that they will be offering our online services and technologies as preferred solutions to their vast global customer base accelerates InfoSort's potential to become an industry standard worldwide.

"InfoSort has always been utilized to provide companies with the ability to track external published data of value and relevance. Through today's agreement and the complementary capabilities of Dialog and Fujitsu, companies will now be able to do the same with their important internal information thus enabling them to fully leverage their knowledge capital."

Mr. Tatsuzumi Furukawa, Fujitsu Member of the Board, Group President, Network & Content Business Group commented: "We are very pleased to be in partnership with such an innovative, leading company as Dialog. Since we first formed a relationship with them in 1997, we have increasingly recognized the value and quality of their knowledge management tools and technologies and the vast depth and range of their information solutions.

"In the area of knowledge management and Intranet solutions, we are satisfied that Dialog's InfoSort is the best software of its kind available today and with this
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global alliance we look forward to working with Dialog to position it firmly as an industry standard. "We are also aware of the increasing importance of providing information solutions integrated tightly into our technology solutions. Dialog is a global partner able to offer the range of information solutions necessary to satisfy our broad and growing customer base.

"There is no doubt that as this new phase in our relationship develops, we will be exploring other potential applications of Dialog's technologies and new areas in which we can work together."

The agreement has important implications for the UK's role in the global information age, an issue on which the Government has placed considerable emphasis. British Prime Minister Tony Blair, stated: "I am delighted to send my congratulations to The Dialog Corporation plc and Fujitsu of Japan on the successful conclusion of a licensing agreement for world class knowledge management software. It is indeed a significant step forward in the new global knowledge economy.

"This is a significant and very welcome development in Anglo-Japanese trading relations. Japanese companies generally, and market leaders such as Fujitsu in particular, are renowned throughout the world for their adherence to the highest quality standards of products and services and insistence on using the very latest state-of-the-art technology. It is therefore a source of considerable pride and satisfaction that they should have chosen to licence the technology of a British company, The Dialog Corporation plc, to become their world-wide standard for data management software."

Fujitsu Limited (TSE: 6702) is a leading provider of comprehensive information technology and network solutions for the global marketplace. Comprising over 500 group companies and affiliates worldwide -- including ICL, Amdahl and DMR Consulting Group -- the Fujitsu Group had consolidated revenues of 5.24 trillion yen ($43.3 billion) in the fiscal year ended March 31, 1999. With world-class hardware and software technology in computers, telecommunications and microelectronics, and a corps of 55,000 systems and services experts around the world, Fujitsu is uniquely positioned to harness the power of the network to help its customers succeed. Altogether, the Fujitsu Group has 188,000 employees and operations in over 100 countries.

The Dialog Corporation plc (http://www.dialog.com) is a leading provider of Internet-based information, technology and eCommerce solutions to the corporate market, created by the merger of M.A.I.D plc and Knight-Ridder Information Inc. Dialog provides a range of technologies and services for Internet and intranet-based knowledge management and eCommerce applications. The Company's InfoSort indexing technology is widely perceived to offer an industry standard for information categorization, while the DIALOG, DataStar and Profound range of products and services provide comprehensive, authoritative sources of information to professionals worldwide. The Dialog Corporation has world headquarters in London and US headquarters in Cary, NC. Its American Depositary Shares (ADS) are traded on NASDAQ under the symbol "DIAL" with four Ordinary Shares comprising one ADS; its Ordinary Shares trade on the London Stock Exchange under the symbol "DLG."

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This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are subject to the "safe harbor" created by those sections. The forward-looking statements can be identified by terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "inevitable," "believe" or "continue" or variations thereon, and include, among others, the launch dates of the Company's products noted above. The Company's actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including, among others, those set forth under the caption "Risk Factors" in the Company's most recent Report on Form 20-F or generally in the Company's Reports on Form 6-K. The Company disclaims any obligation to update these forward-looking statements as a result of subsequent events.

CONTACTS:
Kristian Talvitie, U.S. Investor Relations         kristian_talvitie@dialog.com
212/381-1824

David C. Collins/Robert L. Rinderman               dial@jcir.com
Jaffoni & Collins Incorporated
212/835-8500

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